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                                                               EXHIBIT 99.(a)(9)



                                                           FOR IMMEDIATE RELEASE



                  INCENTIVE AB ANNOUNCES HART-SCOTT-RODINO CLEARANCE



          STOCKHOLM (MAY 19, 1997). Incentive AB today announced that it has received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to its $35.62 per share cash tender offer for Vivra Incorporated announced on May 5, 1997. Incentive said that the early termination became effective late Friday afternoon, May 16, 1997. Accordingly, Incentive's tender offer has been cleared by all applicable governmental authorities regulating antitrust concerns.

          As previously announced, Incentive intends to merge Vivra's renal care business with the Gambro Group, Incentive's wholly owned, worldwide, fully integrated dialysis and medical technology business.

          Incentive's tender offer for Vivra is scheduled to expire at midnight, New York City time, on Friday, June 6, 1997.

          Gambro is a world leader in renal care, manufacturing high quality dialysis products and providing dialysis services to 12,100 patients worldwide. Gambro also manufactures products used in cardiopulmonary care and equipment in the field of blood component technology.

          Incentive is a leading international industrial group with core operations in medical technology, materials handling, development and environment.

Press Enquiries:
Incentive AB                       Gambro AB           Citigate Communications
Bengt Modeer                       Inger Larsson       Raymond F. McNulty
(46-8) 613-6533                    (46-46) 169-167     (212) 508-3522


Financial Advisors:
Incentive AB                       Gambro AB
Morgan Stanley & Co. Limited       UBS Securities LLC